Nomadar Corp.

5015 Highway 59 N

Marshall, Texas 75670

December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Nomadar Corp.
Registration Statement on Form S-1
File No. 333-291746

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), Nomadar Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, December 8, 2025, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Baumel, Dentons US LLP, outside counsel to the Registrant, at (973) 912-7189.

Very truly yours,

/s/ Rafael Contreras
Rafael Contreras Chief Executive Officer